Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: SEPTEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release – The Government of Canada Completes Sale of its Petro-Canada Stake

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  September 29, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

and Corporate Secretary

Exhibit 1

For immediate release

September 29, 2004

The Government of Canada Completes Sale of its Petro-Canada Stake

Calgary, Alberta – Petro-Canada today announced the completion of the public offering by the Government of Canada of its remaining 19 per cent stake in the Company. The Government sold its 49,390,104 Petro-Canada common shares at a price of $64.50 Cdn ($50.42 US) per share, for total gross proceeds to the Government of nearly $3.2 billion Cdn ($2.5 billion US).

Petro-Canada did not sell any newly issued common shares as part of this offering and did not receive any proceeds from the sale of the shares.

The joint book-running managers for the offering were CIBC World Markets Inc., Merrill Lynch & Co. and RBC Capital Markets.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Investor and analyst inquiries:

Media inquiries:

Gordon Ritchie

Mona Rossiter

Senior Director, Investor Relations

Manager, Media Relations

Tel. (403) 296-7691

Tel. (403) 296-3648

email: gritchie@petro-canada.ca

email: mrossiter@petro-canada.ca